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SECURIT[illegible]ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2009 (MM/DD/YY) AND ENDING December, 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kious and Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Gold Street SE, Suite 919
(No. and Street)

Albuquerque	NM	87101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kious 505-243-3703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

6100 Uptown Blvd. NE, Suite 400	Albuquerque	NM	87110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Kious, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kious & Company, Incorporated, as of February 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Linda B. Hillman
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 3/14/11

Notary Public

Michael Kious
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

KIOUS & COMPANY, INCORPORATED

Report of Independent Auditors

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

We have audited the accompanying statements of financial condition of Kious & Company, Incorporated (Company) as of December 31, 2010 and October 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the fourteen month and twelve month periods, respectively, then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kious & Company, Incorporated as of December 31, 2010 and October 31, 2009, and the results of its operations and its cash flows for the fourteen month and twelve month periods, respectively, then ended in conformity with accounting principles generally accepted in the United States of America.

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Albuquerque, New Mexico
February 28, 2011

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and October 31, 2009

ASSETS		2010	2009
Cash and cash equivalents	$	403,215	217,642
Cash on deposit with clearing agent		486,596	660,024
Trading securities, at market (cost, 2010 - $480,074 2009 - $88,363)		445,268	57,738
Receivables from broker/dealer		5	27,070
Accrued interest receivable		2,496	276
Furniture and equipment, at cost less allowances for depreciation (2010 and 2009 - $102,018)		1,359	1,359
Other assets		20,777	57,183
	$	1,359,716	1,021,292

LIABILITIES AND STOCKHOLDER'S EQUITY			
Payable to clearing agent	$	381,361	-
Reserve for benefit of customers		1	1
Other liabilities		4,535	5,622
		385,897	5,623
Common stock, par value $1.00 per share; authorized 500,000 shares; issued and outstanding 15,000 shares		15,000	15,000
Retained earnings		958,819	1,000,669
		973,819	1,015,669
	$	1,359,716	1,021,292

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF INCOME
For the Fourteen Month Period Ending December 31, 2010 and Year Ending October 31, 2009

		2010 (14 months)	2009 (12 months)
Revenues			
Underwriting income	$	-	1,520
Trading income		146,356	439,234
Consulting income		32,278	-
Interest, taxable		1,690	1,723
Interest, tax-exempt		7,800	25,541
		188,124	468,018
Operating expenses			
Salaries		107,493	145,361
General and administrative		35,469	42,850
Profit sharing		35,355	-
Professional fees		23,471	24,051
Bank fees		13,249	23,448
Insurance		5,895	6,630
Subscriptions and dues		5,889	8,185
Promotion and education		2,496	1,192
Automotive		607	617
Interest		-	11,147
		229,924	263,481
(Loss) income before income taxes		(41,800)	204,537
Income tax expense		50	50
Net (loss) income	$	(41,850)	204,487

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Fourteen Month Period Ending December 31, 2010 and
Year Ending October 31, 2009

		Common Stock	Retained Earnings	**Total Stockholder's Equity**
Balance, October 31, 2008	$	15,000	1,268,045	**1,283,045**
Capital distributions		-	(471,863)	**(471,863)**
Net income		-	204,487	**204,487**
Balance, October 31, 2009	$	15,000	1,000,669	**1,015,669**
Net loss		-	(41,850)	**(41,850)**
Balance, December 31, 2010	$	15,000	958,819	**973,819**

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CASH FLOWS
For the Fourteen Month Period Ending December 31, 2010 and Year Ending October 31, 2009

		2010 (14 months)	2009 (12 months)
Cash Flows From Operating Activities			
Net (loss) income	$	(41,850)	204,487
Adjustments to reconcile net income to net cash provided by operating activities			
Unrealized gain (loss) on trading activities		(4,181)	25,478
Purchase of trading securities		(18,367,240)	(104,323,604)
Sales of trading securities		17,983,891	105,515,398
Changes in assets and liabilities			
Cash on deposit with clearing agent		173,428	4,246
Customer receivables		27,065	92,495
Other assets		36,406	(44,454)
Accrued interest receivable		(2,220)	5,022
Other liabilities		(1,087)	(101,427)
Total adjustments		(153,938)	1,173,154
Net cash (used) provided by operating activities		(195,788)	1,377,641
Cash Flows From Investing Activities			
Capital distribution		-	(471,863)
Cash Flows From Financing Activities			
Net proceeds (payments) of short-term borrowings from clearing agent		381,361	(1,032,181)
Net increase (decrease) in cash and cash equivalents		185,573	(126,403)
Cash and cash equivalents at beginning of period		217,642	344,045
Cash and cash equivalents at end of year	$	403,215	217,642
Supplemental disclosures of cash flow information			
Cash paid during the year for			
Interest	$	-	23,448

See Notes to Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Kious & Company, Incorporated (Company) engages in the purchase and selling of municipal bonds and treasury bills in both the primary and secondary markets. The Company also provides financial advisory services to cities, counties, schools, and other New Mexico governmental agencies. The Company's customers are located mainly in New Mexico and include financial institutions, individual investors, mutual funds, insurance companies and governmental agencies.

Customers' Securities. Customers' securities transactions and the related commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Securities. Investment securities are comprised of municipal and other bonds and publicly traded stocks.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Investments in equity securities that have readily determinable fair values and all investments in debt securities are to be classified in three categories and accounted for as follows:

- *Held-to-Maturity.* Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost.

- *Trading Securities.* Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. All securities held by the Company are classified as trading securities.

- *Available-For-Sale.* Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of applicable deferred income taxes.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents. For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held-for-sale in the ordinary course of business. At year-end and throughout the year, there were deposits in excess of federally insured limits. Management believes the Company is not exposed to any significant credit risks on cash and cash equivalents.

Furniture and Equipment. Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes. The Company accounts for its income taxes in accordance with Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes* (SFAS 109).

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Pursuant to ASC 740, the Company recognizes the tax benefit from uncertain tax positions if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. 401(k) PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan that covers all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount deductible for income tax purposes. The Company made contributions to the plan of $35,355 during the fourteen month period ending December 31, 2010. No contributions to the plan were made during the year ended October 31, 2009.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness would exceed ten times the net capital, as defined). For the fourteen month period ending December 31, 2010, the Company had net capital of $930,627 which was in excess of required net capital by $830,627 and had a ratio of aggregate indebtedness to net capital of .41 to 1.

NOTE 4. INCOME TAXES

The provision for income taxes consists of the following for the fourteen month period ending December 31, 2010 and year ending October 31, 2009:

		December 31, 2010	October 31, 2009
Current expense			
Federal	$	-	-
State		**50**	50
Deferred expense			
Federal		-	-
State		-	-
	$	**50**	50

Net operating loss carryforwards of $117,010 for federal tax purposes, expire in tax years 2024 to 2029. State income taxes paid in 2009 and 2010 are for the annual franchise filing fee. At December 31, 2010 and October 31, 2009, all deferred tax assets are offset by a valuation allowance.

The Company is subject to taxation in the U.S. federal and New Mexico. The Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2007. The Company does not have any uncertain tax positions at December 31, 2010.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At December 31, 2010 and October 31, 2009, there were no liabilities subordinated to claims of creditors, nor were there any such liabilities during the period.

NOTE 6. RENTAL COMMITMENT

The Company's rental expense for the fourteen month period ending December 31, 2010 and year ended October 31, 2009 was $10,616 and $12,146, respectively. The Company's rental expense is on a month by month basis.

NOTE 7. DISTRIBUTION OF RETAINED EARNINGS

In fiscal year 2008, the Company's sole stockholder passed away. In fiscal year 2009, as allowed for under Section 303 of the IRS tax code, all estate taxes and certain other estate expenses in the amount of $471,863 were distributed out of the Company to the estate. No distributions were made in the fourteen month period ended December 31, 2010.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective November 1, 2009, the Company adopted Accounting Standards Codification No. 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 has been applied prospectively as of the beginning of the year ended December 31, 2008.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

At December 31, 2010:

Fair Value Measurements at Reporting Date Using

Description		Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bonds	$	423,370	-	423,370	-
Stocks		21,898	21,898	-	-
	$	445,268	21,898	423,370	-

At October 31, 2009:

Fair Value Measurements at Reporting Date Using

Description		Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bonds	$	44,526	-	44,526	-
Stocks		13,212	13,212	-	-
	$	57,738	13,212	44,526	-

NOTE 9. SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through February 28, 2011, which is the date the financial statements are available to be issued.

KIOUS & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Net Capital	
Total stockholder's equity (qualified for net capital)	$ 973,819
Deductions	
Non-allowable assets	
Other assets	22,136
Net Capital Before Haircuts on Security Positions (tentative net capital)	
Haircuts on security positions	
Trading securities (municipal bonds and governmental securities)	21,056
Net capital	930,627
Computation of Basic Net Capital Requirement	
Net capital requirement (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 830,627
Computation of Aggregate Indebtedness	
Total liabilities	$ 385,897
Percentage of aggregate indebtedness to net capital	41%
Net capital less 10% of aggregate indebtedness	$ 792,037

KIOUS & COMPANY, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

The Company has a special reserve account for the benefit of its customers. However, under Rule 15c3-3(k), exemption (2)(A), the Company is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3(e)(1).

KIOUS & COMPANY, INCORPORATED
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

1. Customers' fully-paid and excess margin securities not in the respondent's possession and control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within time frames specified under Rule 15c3-3):	$ -
Number of items	None
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3:	$ -
Number of items	None

KIOUS & COMPANY, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

There were no differences between the computation of Net Capital Under Rule 15c3-1, as included in this audited report and the computations included in the Company's unaudited Form X-17A-5, Part II, filing.

		As Reported On Form X-17A-5	Adjustments	As Included Herein
Total stockholder's equity	$	973,819		973,819
Deductions, non-allowable assets		22,136		22,136
Net capital before haircuts		951,683		951,683
Haircuts		21,056		21,056
Net capital	$	930,627		930,627
Net capital requirement	$	100,000		100,000
Excess net capital	$	830,627		830,627
Total liabilities	$	385,897		385,897
Percent of aggregate indebtedness to net capital		41.47%		41.47%

**Independent Auditors' Supplementary
Report on Internal Control**

To the Board of Directors
Kious & Company, Incorporated

In planning and performing our audit of the financial statements of Kious & Company, Incorporated (Company) as of and for the fourteen month period ending December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

To the Board of Directors
Kious & Company, Incorporated

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

To the Board of Directors
Kious & Company, Incorporated

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, Board of Directors, the Financial Industry Regulatory Authority (FINRA), the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Albuquerque, New Mexico
February 28, 2011

KIOUS & COMPANY, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2010